

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2014

<u>Via E-mail</u>
Mr. Robert E. Ward
Chief Executive Officer
Radius Health, Inc.
21 Broadway, 6th Floor
Cambridge Massachusetts 02139

> **Re: Radius Health, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed February 26, 2014**
> **File No. 001-35726**

Dear Mr. Ward:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ David Link for

                                                John Reynolds
                                                Assistant Director